Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

April 12, 2012

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million 0.875% Senior Notes Due April 17, 2015

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	April 12, 2012
Settlement Date (T+3):	April 17, 2012
Maturity Date:	April 17, 2015
Benchmark Treasury:	0.375% due March 15, 2015
Benchmark Treasury Yield and Price:	0.426%; 99-27¼
Spread to Treasury:	47 basis points
Reoffer Yield:	0.896%
Coupon:	0.875%
Coupon Payment Dates:	Semi-annually on April 17 and October 17, commencing on October 17, 2012 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.938%
Gross Spread:	0.150%
Net Proceeds (%):	99.788% plus accrued interest from April 17, 2012
Net Proceeds ($):	$498,940,000 plus accrued interest from April 17, 2012
CUSIP / ISIN:	24422ERQ4 / US24422ERQ43
Joint Bookrunners:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Mitsubishi UFJ Securities (USA), Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

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